

August 8, 2012

Via Email
Mr. Ricardo Prats
Chief Executive Officer
Ocean Electric Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: Ocean Electric Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed April 5, 2012**
>   **File No. 000-52775**

Dear Mr. Prats:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 14
Notes to Financial Statements, page F-6
3. Intangible Assets, page F-8

1. We note from the disclosure included in Note 3 that on December 13, 2011, the company acquired all of the rights and patents to an off-shore wind energy technology developed by Green and Blue Sustainable Technologies in exchange for 25,000,000 common shares with a market value of $5,750,000. We also note from the disclosures on pages 19 and 20 of your Form 10-K, that as a result of this transaction, Ricardo Prats, the transferor of these rights and patents, became the principal shareholder of the company's common shares with an interest of 69.8% as well as the company's President, CEO, CFO, Secretary and Treasurer. As there appears to be very limited trading market for the

company's common shares and Ricardo Prats appears to be a promoter and principal shareholder of the company due to this transaction, we believe that the rights and patents acquired in this transaction should be valued at the transferor's historical cost basis in the assets transferred pursuant to the guidance in SAB Topic 5:G. Please revise accordingly.

2. In a related matter, we note that as of December 31, 2011 and March 31, 2012, the company had a recorded investment in intangibles that were acquired from its current President of $6,917,978 and $6,801,841, respectively. Given that the company has generated no revenues through March 31, 2012, please explain in detail how the company evaluated each of these intangibles for impairment at the date of the company's most recent impairment analysis. As part of your response, please tell us the date the company's most recent impairment analysis was completed and tell us the methods and significant assumptions that were used to estimate the future cash flows associated with these intangible assets. Please note that absent verifiable evidence that future cash flows will be generated as a result of these intangible assets, we would expect an impairment charge to be recognized in the company's financial statements with respect to such intangibles.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Item 4. Controls and Procedures, page 6

3. We note that both disclosure controls and internal controls over financial reporting at March 31, 2012 were determined to be effective. Given that both disclosure controls and procedures and internal controls over financial reporting at December 31, 2011 were ineffective due to material weaknesses, please tell us, and revise to disclose, the nature of the changes that were implemented to remediate these material weaknesses, resulting in effective controls at March 31, 2012. Refer to Regulation S-K, Item 308(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief